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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 1)*

                             TELEMUNDO GROUP, INC.
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, Par Value $.01
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  87943M 30 6
                              -------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 87943M 30 6                 13G                      Page 2 of 6 Pages

1.  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Reliance Group Holdings, Inc.
    I.R.S. Employer Identification No.: 13-3082071

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                            (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

                         5.  SOLE VOTING POWER

NUMBER OF SHARES             359,158 (See Note 1 on page 6)

BENEFICIALLY OWNED       6.  SHARED VOTING POWER

BY EACH REPORTING        7.  SOLE DISPOSITIVE POWER

PERSON WITH                  359,158 (See Note 1 on page 6)

                         8.  SHARED DISPOSITIVE POWER

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    359,158 (See Note 1 on page 6)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    3.5% (See Note 1 on page 6)

12. TYPE OF REPORTING PERSON*

    HC

                     *SEE INSTRUCTION BEFORE FILLING OUT!

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Item 1(a)  Name of Issuer:

           Telemundo Group, Inc.
           .....................................................................

Item 1(b)  Address of Issuer's Principal Executive Offices:

           2290 West 8th Avenue, Hialeah, Florida 33010
           .....................................................................

Item 2(a)  Name of Person Filing:

           Reliance Group Holdings, Inc.
           .....................................................................

Item 2(b)  Address of Principal Business Office or, if none, Residence:

           Park Avenue Plaza, 55 East 52nd Street, New York, NY 10055
           .....................................................................

Item 2(c)  Citizenship:

           Delaware
           .....................................................................

Item 2(d)  Title of Class of Securities:

           Common Stock, Par Value $.0l
           .....................................................................

Item 2(e)  CUSIP Number:

           87943M 30 6
           .....................................................................

Item 3(g)  [X] Parent Holding Company, in accordance with Section
               240.13d-1(b)(ii)(G)

Item 4.    Ownership.

           (a)  Amount Beneficially Owned As of April 30, l996

           359,158 (See Note 1 on page 6)
           .....................................................................

           (b)  Percent of Class:

           3.5% (See Note 1 on page 6)
           .....................................................................


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           (c)  Number of shares as to which such person has:

                (i) sole power to vote or to direct the vote

           359,158 (See Note 1 on page 6)
           .....................................................................

                (ii) shared power to vote or to direct the vote

           -0-
           .....................................................................

                (iii) sole power to dispose or to direct the disposition of

           359,158 (See Note 1 on page 6)
           .....................................................................

                (iv) shared power to dispose or to direct the disposition of

           -0-
           .....................................................................

Item 5.    Ownership of Five Percent or Less of a Class.

           If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X].
           ....................................................................

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Not Applicable
           ....................................................................

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

           See Note 2 on page 6
           ....................................................................

Item 8.    Identification and Classification of Members of the Group.

           Not Applicable
           ....................................................................

Item 9.    Notice of Dissolution of Group.

           Not Applicable
           ....................................................................


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Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

           May 9, 1996
           .....................................................................
           Date

           RELIANCE GROUP HOLDINGS, INC.

           By: /s/ James E. Yacobucci
               ---------------------------------
               James E. Yacobucci
               Senior Vice President-Investments

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Note 1.  The Common Stock of the issuer consists of two series, Series A and
Series B. The 359,158 shares of the Security beneficially owned by Reliance Group Holdings, Inc. ("RGH") include currently exercisable warrants to purchase 138,927 shares of the Security and represent 6.0% of the Common Stock, Series A of the issuer outstanding.

Note 2. RGH owns 100% of the common stock of Reliance Financial Services Corporation ("RFS"). RFS owns 100% of the common stock of Reliance Insurance Company ("RIC"). RGH holds 82 shares of the Security (including currently exercisable warrants to purchase 6 shares of the Security). RIC holds 359,076 shares of the Security (including currently exercisable warrants to purchase 138,921 shares of the Security).